FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2006

Commission File Number 001-15118

VIDESH SANCHAR NIGAM LIMITED

(Translation of registrant’s name into English)

Videsh Sanchar Bhavan, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]        Form 40-F [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited Financial Results (Provisional, Indian GAAP) for the Quarter ended December 31, 2005.

2.	Press Release dated January 31, 2006 regarding the un-audited financial results for the third quarter ended December 31, 2005.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 17, 2005. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDESH SANCHAR NIGAM LIMITED

By:	/s/ Harish Abhichandani
Name:	Harish Abhichandani
Title:	Deputy General Manager

Date: January 31, 2006

EXHIBIT 1

VIDESH SANCHAR NIGAM LIMITED

REGD. OFFICE: VIDESH SANCHAR BHAVAN, M.G. ROAD, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2005

(Rs. in Millions)

		For the quarter ended December 31,		For the half year ended December 31,		Year ended March 31, 2005
Particulars		2005	2004	2005	2004
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1.	Net Sales/ Income from operations	9,775	8,405	28,215	24,244	33,030
2.	Other Income	437	217	1,045	751	1,074
3.	Interest on Income Tax Refunds	543	—	543	—	—
4.	Total Income	10,755	8,622	29,803	24,995	34,104
5.	Total Expenditure	7,724	6,708	21,785	18,573	25,339
	a. Network Cost	5,597	5,257	15,955	14,968	20,031
	b. Operating and Other Expenses	1,600	1,094	4,318	2,552	3,895
	c. Salaries and Related Costs	527	357	1,512	1,053	1,413
6.	Depreciation	882	583	2,571	1,698	2,439
7.	Prior Period Adjustments	(81)	—	(120)	—	—
8.	Profit before taxes and exceptional items (1+2+3)-(5+6+7)	2,230	1,331	5,567	4,724	6,326
9.	Exceptional Items:
	a. Profit from sale of long-term investment, net of licence fee	—	578	—	578	4,687
	b. Provision for recoverable pension obligation	—	—	—	—	(473)
10.	Profit Before Tax (8+9)	2,230	1,909	5,567	5,302	10,540
11.	Provision for Taxation	729	486	1,886	1,730	2,976
	Current Tax	651	227	1,846	1,158	2,050
	Deferred Tax	66	259	8	572	926
	Fringe Benefit Tax	12	—	32	—	—
12.	Net Profit (10-11)	1,501	1,423	3,681	3,572	7,564
11.	Paid up Equity Share Capital (Face value of Rs.10 per share)	2,850	2,850	2,850	2,850	2,850
12.	Reserves excluding revaluation reserve	—	—	—	—	52,370
13.	Basic and diluted earnings per share including exceptional items (Rs.)	5.27	4.99	12.92	12.53	26.54
14.	Basic and diluted earnings per share before exceptional items (Rs.)	—	—	—	—	14.34
15.	Aggregate of non-promoter shareholding
	a. Number of shares	82,928,761	77,752,618	82,928,761	77,752,618	77,752,618
	b. Percentage of shareholding	29.10	27.28	29.10	27.28	27.28

Segment Information:

Business Segments:

(Rs. in Millions)

	For the quarter ended December 31,		For the half year ended December 31,		Year ended March 31, 2005
Particulars	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Segment Revenue
Telephony & related services	9,647	8,251	27,824	23,752	32,400
Other Services	128	154	391	492	630
Total	9,775	8,405	28,215	24,244	33,030
Segment result
Telephony & related services	4,388	3,176	12,704	9,359	13,196
Other Services	(60)	(2)	(206)	17	(58)
Total	4,328	3,174	12,498	9,376	13,138
Unallocable expense	3,159	2,060	8,639	5,403	7,886
Unallocable income	980	217	1,588	751	1,074
Unallocable expense (net)	(2,179)	(1,843)	(7,051)	(4,652)	(6,812)
Prior Period Adjustments	81	—	120	—	—
Profit before tax and exceptional items	2,230	1,331	5,567	4,724	6,326
Exceptional items	—	578	—	578	4,214
Profit before tax	2,230	1,909	5,567	5,302	10,540
Tax	729	486	1,886	1,730	2,976
Profit after tax	1,501	1,423	3,681	3,572	7,564

Notes on Segment Information:

The Company’s reportable segments are “Telephony and related services” and “Other services”. Telephony and related services include international and national voice and data services and internet. Transponder lease, television uplinking, gateway packet switching services and video conferencing facilities are reported under “other services”.

(i)	Revenue and expenses, which are directly identifiable to segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and licence fee on revenues from operations are allocated based on usage. Certain expenses such as staff costs, operating and other expenses and depreciation are not allocable to segments and consequently have been classified as “unallocable expense”.

(ii)	Fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above results were reviewed by the Audit Committee and approved by the Board of Directors of the Company at their meeting held on January 31, 2006.

2.	The financial results for the quarter and nine months ended December 31, 2005 have been subjected to a limited review by the statutory auditors of the Company.

3.	Prior period adjustments represent reversals of revenues of Rs. 67 million and network costs of Rs. 187 million relating to prior years that have been reversed in the nine month period ended December 31, 2005.

4.	The Company completed the acquisition of Tata Power Broadband Company Limited during the quarter.

5.	Figures for the previous period have been regrouped where necessary.

6.	Investor Complaint status:

Outstanding as on October 01, 2005	Total received during the quarter ended December 31, 2005	Total resolved during the quarter ended December 31, 2005	Outstanding as on December 31, 2005
Nil	6	6	Nil

For Videsh Sanchar Nigam Limited

/s/ N. SRINATH
N. SRINATH
EXECUTIVE DIRECTOR

Place : Mumbai

Date : January 31, 2006

EXHIBIT 2

PRESS RELEASE

VSNL’s Q3 2006 Profit before Tax rises 68% to Rs. 223 crore

Mumbai, January 31, 2006: Videsh Sanchar Nigam Ltd. (VSNL), India’s premier Telecom and Internet Service Company, today announced its unaudited financial results (under Indian GAAP) for the third quarter ended 31st December 2005.

The key highlights during Third Quarter 2005-06 are:

The Company has reported a 25% growth in its total revenue for the quarter ended December 31, 2005 at Rs 1075.5 crore against Rs 862.2 crore in the corresponding quarter of the previous year. The company’s profit before tax and exceptional items rose by a substantial 68 % to Rs 223 crore for the quarter ended December 31, 2005 against Rs 133.1 crore for the corresponding period of the previous year. The profit before tax after exceptional items rose by 17% to Rs. 223 crore as against Rs. 190.9 crore in the corresponding period of the previous year.

Profit after tax rose by 5.5% to Rs 150.1 crore for the quarter ended December 31, 2005 against Rs.142.3 crore during the corresponding quarter last year.

The company continued to witness sustained growth in volumes in all its business segments. The International and domestic voice volumes continued to grow during the quarter. The volumes in the Enterprise Data business have contributed to this growth, even as VSNL continued to move on its IPLC Price reduction roadmap.

“VSNL is well positioned to become a major provider of bandwidth and managed services to carriers and enterprises globally even as it continues to consolidate its position in the domestic market. The company’s traditional wholesale business has witnessed substantial growth this quarter. In December 2005, VSNL clocked over 600 million long distance voice minutes, the highest ever monthly traffic in the Company’s history”, said Mr. N. Srinath, Executive Director, VSNL.

During this quarter, SEA-ME-WE-4 transcontinental cable system covering 14 countries and spanning 19,000 kms was Ready for Service. SEA-ME-We 4 has enhanced VSNL’s westward international bandwidth capacities, i.e. from India to Middle East going further till Europe. VSNL has also been provided the prestigious mandate of network Administrator for the system.

VSNL also completed the acquisition of Tata Power Company Limited’s broadband subsidiary Tata Power Broadband Limited, which has now been renamed as VSNL Broadband Limited. This has added substantial metropolitan area network (MAN) in the cities of Mumbai (650 kms) and Pune (150 kms) to further enhance VSNL’s ability to service Broadband and Enterprise customers.

SNO Telecommunications Pty Ltd in which VSNL has an effective ownership of 26% received a licence in December 2005 allowing it to offer a comprehensive range of telecom services in South Africa.

About VSNL

Videsh Sanchar Nigam Limited (VSNL) is a leading provider of International Telecommunications Services. VSNL is India’s largest player in International Long Distance services and has a strong pan-India domestic Long Distance presence. VSNL is also a leading player in the Corporate Data Market in India today with a strong service offering covering IPLCs, ILLs, Frame relay, ATM and MPLS based IP-VPN services. VSNL has a strong infrastructure base that covers multiple submarine cable systems, switching gateways, IP PoPs and earth stations.

In India, VSNL is rapidly growing its retail presence under the Tata Indicom brand through its products like high-speed broadband, dial-up Internet, net telephony and calling cards, and has an active Internet / Broadband subscriber base.

VSNL is listed on the major stock exchanges in India and also has its ADRs listed on the New York Stock Exchange. (www.vsnl.in)

For more information, please contact:

Mr. S. Ravindran D.G.M. – Corporate Communications Videsh Sanchar Nigam Limited Mumbai Ph. No.: 022-56591216 / 9223306610 Email: ravindran.s@vsnl.co.in	Gaurav Wahi Vaishnavi Corporate Communications Mumbai Ph. No.: 56568735 / 9223302179 Email: gaurav@vccpl.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning VSNL and its prospects, and other statements relating to VSNL’s expected financial position, business strategy, the future development of VSNL’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements of VSNL, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding VSNL’s present and future business strategies and the environment in which VSNL will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of VSNL’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in VSNL’s control, include, but are not limited to, those risk factors discussed in VSNL’s various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. These forward-looking statements speak only as of the date of this release. VSNL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in VSNL’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.